Filed by PBF Logistics LP
Commission File No. 001-36446
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: PBF Logistics LP
Commission File No. 001-36446
Date: October 27, 2022

This filing relates to the proposed acquisition by PBF Energy Inc. (“PBF Energy”) of all of the publicly held common units representing limited partners interests of PBF Logistics LP (“PBF Logistics”) not already owned by PBF Energy and its subsidiaries pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 27, 2022, by and among PBF Energy, PBF Energy Company LLC, PBFX Holdings Inc., Riverlands Merger Sub LLC, PBF Logistics and PBF Logistics GP LLC.

Transcript

The following is a transcript of the Third-Quarter 2022 earnings conference call of PBF Logistics that was held on October 27, 2022 at 11:00 a.m. ET and made available on PBF Logistics’ website at http://www.pbflogistics.com. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. PBF Logistics believes that none of these are material.

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Operator
Good day, everyone, and welcome to the PBF Logistics LP Third Quarter 2022 Earnings Conference Call and Webcast. At this time, all participants have been placed in a listen-only mode. The floor will be open for your questions following management’s prepared remarks.

If you would like to ask a question, please press star-one on your telephone keypad. If anyone should require operator assistance during the conference, please press star-zero on your telephone keypad. Please note this conference is being recorded.

It is now my pleasure to turn the floor over to Colin Murray of Investor Relations. Sir, you may begin.

Colin Murray, Vice President – Investor Relations, PBF Logistics LP
Thank you, Sherry. Good morning and welcome to today’s call. With me today are Matthew Lucey, Executive Vice President, Erik Young, our CFO, and several other members of the Partnership’s senior management team. If you’d like a copy of our earnings release or 10-Q filing, they are available on our website.

Before we begin, I would like to direct your attention to the forward-looking statements disclaimer contained in today’s press release. In summary, it outlines that statements in the press release and on this conference call that state the Partnership’s or management’s expectations or predictions of the future are forward-looking statements intended to be covered by the Safe Harbor provisions under Federal Securities Laws. There are many factors that could cause actual results to differ from our expectations, including those we’ve described in our filings with the SEC.

I’ll now turn the call over to Matt Lucey.

Matthew Lucey, Executive Vice President, PBF Logistics LP
Thank you, Colin. Good morning, everyone, and thank you for joining us on today’s call. PBF Logistics continued to operate well in the third quarter. Our consistent financial performance continues to be driven by the reliability of our assets and our safety-oriented workforce. We are on pace to exceed the Partnership’s full-year 2022 revenue guidance of approximately $320 million to $340 million.

The Partnership’s consistent revenues and cash generation provide strong distribution coverage and ability to continue reducing our net debt. Today, the Partnership also announced a distribution of $0.30 per unit.

Lastly, with regards to the proposed transaction with PBF Energy announced in July, we expect the transaction will close this quarter subject to the fulfillment of closing conditions. The process is ongoing, and you may review the Partnership’s and PBF Energy’s filings with the SEC for additional information. These are available on the respective company websites and on SEC.gov.

I'll now turn the call over to Erik for the financial highlights.

Erik Young, Senior Vice President & Chief Financial Officer, PBF Logistics LP
Thank you, Matt. Good morning, everyone. Thanks again for joining us on today’s call. We reported third quarter net income attributable to the limited partners of $34.9 million. Adjusted Partnership EBITDA was $54.6 million, which includes approximately $800,000 of non-cash unit-based compensation and environmental remediation costs associated with the East Coast terminals.

During the third quarter, we spent approximately $1.5 million in total CapEx, including approximately $1.3 million for maintenance. For the full year 2022, we currently expect capital expenditures to be approximately $10 million, including $8 million for maintenance and $2 million of regulatory spend.

We ended the quarter with just over $541 million in liquidity after repaying an additional $30 million in debt during the third quarter. Our liquidity consists of a cash balance of $45 million and approximately $496 million of availability under our revolving credit facility. Net debt to annualized adjusted EBITDA was 2.19 times. Consistent with our commentary on the PBF Energy earnings call this morning, our near-term efforts are focused on continuing to strengthen the financial position of the partnership.

Operator, we’ve concluded our opening remarks, and now we’ll open the call for questions.

Operator
Thank you. If you would like to ask a question, please press star-one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star-two if you would like to remove your question from the queue. And for participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment while we poll for questions.

There are no questions at this time. I would like to turn the conference back over to Matt Lucey for closing comments.

Matthew Lucey, Executive Vice President, PBF Logistics LP
Well, thank you very much. If indeed this is our last earnings call, as we suspect, I greatly appreciate everyone’s support and interest to date. Have a good day.

Operator
Thank you. This does conclude today’s conference. You may disconnect your lines at this time. And thank you for your participation.

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No Offer or Solicitation
This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed merger transaction between PBF Energy and PBF Logistics, PBF Energy filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended, which includes a prospectus of PBF Energy and a proxy statement of PBF Logistics. The Registration Statement on Form S-4 became effective on October 21, 2022. PBF Energy and PBF Logistics, as applicable, have filed with the SEC other documents related to the merger transaction, including a Transaction Statement on Schedule 13E-3 and a merger agreement. PBF Logistics expects to first mail the definitive proxy statement/prospectus to unitholders on or about October 27, 2022. All PBFX unitholders of record as of October 24, 2022 are entitled to notice of and to vote at the PBFX special meeting to be held for purposes of approving the merger transaction on November 30, 2022. Each of PBF Energy and PBF Logistics may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which PBF Energy or PBF Logistics have or may in the future file with the SEC in connection with the proposed transaction. You are advised to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction, as well as other documents filed with the SEC, because they contain important information about the transaction, the parties to the transaction and the risks associated with the transaction. You may obtain copies of all documents filed with the SEC regarding the transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from PBF Energy’s website (www.pbfenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from PBF Logistics’ website (www.pbflogistics.com) under the tab “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation
PBF Energy, PBF Logistics and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from PBF Logistics unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of PBF Logistics unitholders in connection with the proposed transaction is set forth in the proxy statement/prospectus. You can find information about PBF Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 13, 2022. You can find information about PBF Logistics’ executive officers and directors in its annual report on Form 10-K filed with the SEC on February 17, 2022. Additional information about PBF Energy’s executive officers and directors and PBF Logistics’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 and other relevant materials filed with the SEC. You can obtain free copies of these documents from PBF Energy and PBF Logistics using the contact information above.

Forward-looking Statements
This communication contains forward-looking statements (as that term is defined under the federal securities laws) made by PBF Logistics and its management. Such statements are based on current expectations, forecasts and projections, including, but not limited to, anticipated financial and operating results, plans, objectives, expectations and intentions that are not historical in nature. Forward-looking statements should not be read as a guarantee of future performance or results, and may not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking statements are based on information available at the time, and are subject to various risks and uncertainties, which include but are not limited to risks related to the merger with PBF Energy, including the risk that the transaction is not consummated during the expected timeframe, or at all, the risks relating to the securities markets generally, the impact of adverse market conditions impacting PBF Logistics’ logistics and other assets, the possibility that PBF Logistics may not consummate any potential future acquisitions, PBF Logistics’ plans for financing any potential future acquisitions, the duration and severity of the COVID-19 pandemic, and other risks inherent in PBF Logistics’ business. For more information concerning factors that could cause actual results to differ from those expressed or forecasted, see PBF Logistics’ filings with the SEC including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Forward-looking statements reflect information, facts and circumstances only as of the date they are made. PBF Logistics assumes no responsibility or obligation to update forward-looking statements except as may be required by law.